Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

In this report, as used herein, and unless the context suggests otherwise, the terms “Huadi” “Company” “we” “us” or “ours” refer to the combined business of Huadi International Group Co., Ltd., its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed with the Securities and Exchange Commission on filed on February 16, 2023 (the “2022 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2022 Annual Report under “Item 3—Key Information—Risk Factors” or in other parts of the 2022 Annual Report.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	2023	2022
Sales	$37,333,555	$35,875,136
Production service revenue	618,897	912,205
Cost of sales	(32,222,729)	(30,844,955)
Gross profit	5,729,723	5,942,386

Operating expenses:
Selling, general and administrative	3,726,022	4,029,179
Research and development	1,141,874	1,223,213
Foreign currency transaction gains	(590,132)	36,021
Total operating expenses	4,277,764	5,288,413

Operating income	1,451,959	653,973

Other income (expense):
Interest income (expenses), net	(268,260)	(952,644)
Other income	411,762	289,521
Total other income (expense), net	143,502	(663,123)

Income (loss) before income taxes	1,595,461	(9,150)

Income tax provision	(141,374)	-

Net income (loss)	1,454,087	(9,150)
Net income (loss) attributable to non-controlling interests	17,502	(92)

Net income (loss) attributable to Huadi International Group Co., Ltd.	$1,436,585	$(9,058)

Net income (loss)	$1,454,087	$(9,150)

Other comprehensive income:
Foreign currency translation adjustment	2,229,754	658,742

Total comprehensive income	3,683,841	649,591
Comprehensive income attributable to non-controlling interests	39,800	6,495

Comprehensive income attributable to Huadi International Group Co., Ltd.	$3,644,041	$643,096

Revenue

Revenue increased slightly by approximately $1.2 million or 3.17%, to approximately $38 million for the six months ended March 31, 2023, compared to approximately $36.8 million for the six months ended March 31, 2022. The revenue denominated in RMB increased by approximately 30.4 million (equivalent to $4.4 million, using the average conversion rate for current period) or 12.99%. The increase in revenues was primarily driven by our sales growth in domestic market as a result of the end of control measures on COVID-19 since the end of 2022.

Gross profit

Our gross profit decreased slightly by approximately $0.2 million or 3.58%, to approximately $5.7 million for the six months ended March 31, 2023, compared to approximately $5.9 million for the six months ended March 31, 2022. Gross profit denominated in RMB increased by approximately 2.1 million (equivalent to approximately $0.3 million, using the average conversion rate for current period) or 5.61%, the increase of gross profit was in line with our growth of revenue. Gross profit margin was 15.10% for the six months ended March 31, 2023, as compared to 16.15% for the six months ended March 31, 2022.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by approximately $0.3 million or 7.52%, to approximately $3.7 million for the six months ended March 31, 2023, compared to approximately $4 million for the six months ended March 31, 2022. The decrease in selling, general and administrative expenses was primarily attributable to the depreciation RMB against USD, compared to an average exchange rate of 1 USD = 6.3712 RMB for the six months ended March 31, 2022 to an average exchange rate of 1 USD = 6.9761 for the six months ended March 31, 2023. The decrease in selling, general and administrative expenses denominated in RMB was only 0.3 million (equivalent to approximately $47,000, using the average conversion rate for current period) or 1.28%.

Research and Development Expenses

Our research and development expenses decreased slightly by approximately $0.1 million or 6.65%, to approximately $1.1 million for the six months ended March 31, 2023, compared to approximately $1.2 million for the six months ended March 31, 2022.

Foreign currency transaction gains

The Company incurred foreign currency transaction gains of approximately $0.6 million for the six months ended March 31, 2023, compared to foreign currency transaction loss approximately $36,000 for the six months ended March 31, 2022.The increase was mainly due to the depreciation RMB against USD, compared to an average exchange rate of 1 USD = 6.3712 RMB for the six months ended March 31, 2022 to an average exchange rate of 1 USD = 6.9761 for the six months ended March 31, 2023.

Income from operations

As a result of the factors described above, we incurred operating income approximately $1.5 million for the six months ended March 31, 2023, compared to operating income approximately $0.7 million for the six months ended March 31, 2022, representing an increase of operating income of approximately $0.8 million.

Other income and expense

Our total other income (expense), net increased by approximately $0.8 million or 121.64%, to other income approximately $0.1 million for the six months ended March 31, 2023, compared to other expense approximately $0.7 million for the six months ended March 31, 2022. The increase was mainly attributable to $0.7 million decrease of interest expense as a result of the decrease of our short-term borrowings and long-term borrowings and an increase of other income of $0.1 million.

Income tax provision

Our income tax expense for the six months ended March 31, 2023 increased by approximately $0.1 million, compared to the corresponding period in 2022 due to the increase in taxable income.

Net income (loss)

As a result of the combination of factors discussed above, our net income increased by approximately $1.5 million to net income of approximately $1.5 million for the six months ended March 31, 2023, compared to net loss of approximately $9,000 for the six months ended March 31, 2022.

Foreign currency translation

The Company’s consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. The Company’s results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation adjustment gain for the six months ended March 31, 2023 was approximately $2.2 million, compared to a currency translation gain of approximately $0.7 million for the six months ended March 31, 2022, representing an increase of approximately $1.5 million.

Liquidity and Capital Resources

As of March 31, 2023 and September 30, 2022, we had cash and cash equivalents of $19,754,552 and $13,195,999, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the Six Months Ended March 31,
	2023	2022
Net cash (used in) provided by operating activities	$(565,337)	$10,133,664
Net cash used in investing activities	(53,908)	(181,772)
Net cash provided by (used in) financing activities	5,483,015	(8,806,168)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,262,779	56,183
Net increase in cash and cash equivalents and restricted cash	$6,126,549	1,201,907

Operating activities

Net cash used in operating activities was approximately $0.6 million for the six months ended March 31, 2023, as compared to net cash provided by was approximately $10.1 million for the six months ended March 31, 2022.

Net cash used in operating activities for the six months ended March 31, 2023 was primarily attributable to i) a non-cash adjustment of foreign currency transaction gain of approximately $0.6 million; ii) an increase in notes receivable of approximately $3.3 million, the increase was mainly due the notes received from new customers; iii) an increase in inventories of approximately $4.0 million, the increase was mainly due to more raw materials were prepared for upcoming orders; and iv) a decrease in notes payable of approximately $0.5 million. The net cash used in operating activities was partially offset by i) net income approximately $1.5 million; ii) a non-cash adjustment of depreciation expense of approximately $0.4 million; iii) a decrease in accounts receivable of approximately $0.9 million; iv) a decrease in advance to suppliers of approximately $1.3 million, the decrease was mainly due to the raw material received; v) a decrease in other receivables of approximately $0.1 million; vi) an increase in accounts payable of approximately $3.0 million as a result of the increase of purchases in current period; and vii) an increase in taxes payable of approximately $0.6 million.

Net cash provided by operating activities for the six months ended March 31, 2022 was mainly due to the decrease of accounts receivable of as a result of our significant collection from customers, decrease of advance to suppliers of approximately $7.26 million, and increase of accounts payable of approximately $2.07 million. The net cash provided by operating activities was mainly offset by increase of inventory of approximately $4.16 million, decrease of notes payable of approximately $1.87 million, and decrease of advance from customers of approximately $1.63 million.

Investing activities

Net cash used in investing activities was approximately $54,000 for the six months ended March 31, 2023, as compared to approximately $0.18 million for the six months ended March 31, 2022.

Net cash used in investing activities for the six months ended March 31, 2023 was attributable to the purchases of property, plant and equipment of approximately $54,000.

Net cash used in investing activities for the six months ended March 31, 2022 was mainly due to acquisition of construction in process of approximately $0.11 million and purchases of property, plant and equipment of approximately $72,000.

Financing activities

Net cash provided by financing activities was approximately $5.5 million for the six months ended March 31, 2023, as compared to net cash used in approximately $8.8 million for the six months ended March 31, 2022.

Net cash provided by financing activities for the six months ended March 31, 2023 was primarily attributable to the proceeds from share issuance, net of offering costs of approximately $23 million. The net cash provided by financing activities was partially offset by repayment on short-term borrowings of approximately $12 million, repayment on long-term borrowings of approximately $5.2 million and repayment to related parties of approximately $0.3 million.

Net cash used in financing activities for the six months ended March 31, 2022 was mainly due to loan repayment to bank borrowings of approximately $16.37 million. The net cash used in financing activities was mainly offset by net proceeds from long-term bank loans of approximately $7.25 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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